April 11, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, DC 20549 Attention: Michael Davis Jason Drory Re: SEC Comment Letter dated April 6, 2022 BeiGene, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 28, 2022 File No. 001-37686 Dear Mr. Davis and Mr. Drory, BeiGene, Ltd. (the “Company”) acknowledges receipt of your comment letter dated April 6, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2021. As discussed in telephone messages on April 11, 2022 from Joseph Yim of Goodwin Procter LLP to you, the Company respectfully requests an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional twelve (12) business days until May 6, 2022 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than May 6, 2022. Should you have any questions regarding the request made herein, please do not hesitate to contact Edwin O’Connor of Goodwin Procter LLP at (212) 813-8853. Thank you very much for your courtesy and cooperation in this matter. Scott Samuels, Esq. Senior Vice President, General Counsel Sincerely, /s/ Scott Samuels